EXHIBIT G

             COMPUTER ASSOCIATES INTERNATIONAL, INC.
                   401(k) Excess Benefit Plan

                  First Instrument of Amendment

     Pursuant to Sec. 7.3 of the Computer Associates International, Inc. Excess Benefit Plan ("the Plan") and the approval of the Board of Directors by its resolution of May 25, 1994, the Plan is hereby amended in the following respects:
     1. Section 4.1(b) is amended in its entirety to read as follows:
          "(b) The Employer shall credit, as of the last day of each Plan Year, the Participant's 401(k) Excess Benefit Account with an earnings credit equal to the amount of interest that would have been earned if the amount credited to such 401(k) Excess
               Benefit Account as of the first day of such Plan Year had been invested in the Fidelity Retirement Money Market Portfolio Money Market Fund (or any such comparable fund or investment to be selected by the Committee, from time to time, in its absolute discretion) during such Plan Year."
     2. Section 4.2(b) is amended by adding at the end thereof the following new sentence:
               "Notwithstanding any provision hereof to the contrary, (i) in the event that the employment of a Participant is terminated for gross misconduct, then his nonforfeitable percentage, for purposes of this Plan, with respect to amounts credited to his Excess Benefit Account on or after March 30, 1994, shall be zero and (ii) in the event that at the time of a Participant's termination of employment there is an outstanding negative balance in the accounts maintained with respect to the Participant's compensation, then the amount of the nonforfeitable portion of his Excess Benefit
               Account shall be reduced by the lesser of (A) such outstanding negative balance or (B) the sum of all amounts credited to his Excess Benefit Account on or after March 30, 1994."
     This Amendment shall be effective as of March 30, 1994.
     IN WITNESS WHEREOF, the CASH Plan Committee, acting under the authority granted by Secs. 7.1 and 7.3 of the Plan has caused this First Instrument of Amendment to be executed by its duly appointed members.

/s/ Belden A. Frease                Date:  As of March 30, 1994
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/s/ Lisa Mars                       Date:  As of March 30, 1994
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/s/ Charles P. McWade               Date:  As of March 30, 1994
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